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                                                                EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE
---------------------

ATC Group Services Inc. Contact
-------------------------------
Morry F. Rubin
President and Chief Executive Officer
ATC Group Services Inc.
Tel: (212) 353-8220

Weiss, Peck & Greer Contact                             NASDAQ:SYMBOL
---------------------------                             -------------
Daniel H. Burch                                         Common Stock - ATCS
President                                               Class C Warrants - ATCSL
MacKenzie Partners, Inc.
Tel: (212) 929-5748


                            ATC GROUP SERVICES INC.
                          WEISS, PECK & GREER, L.L.C.

NEW YORK, NY, November 28, 1997. ATC Group Services Inc., (NASDAQ-NMS: "ATCS"), announced today that it had entered into a definitive agreement with a group led by senior members of management and a financial investor group, WPG Corporate Development Associates V, L.P., an affiliate of Weiss, Peck & Greer, L.L.C. to merge in an all-cash transaction valued at approximately $150 million, including assumed debt of ATC. WPG Corporate Development Associates V, L.P., through an indirect subsidiary, will commence an all-cash tender offer for all outstanding shares of ATC Group Services Inc. at a price of $12 per share, to be followed by a second-step merger with an acquisition corporation. A special committee established by the Board of Directors of ATC to consider the offer has been advised by Lehman Brothers Inc. that the transaction is fair to ATC's stockholders from a financial point of view. The offer is supported by ATC stockholders who hold in the aggregate approximately 24% of the outstanding common stock of ATC on a fully diluted basis.

The expiration date of the tender offer is to be January 21, 1998, unless extended pursuant to the terms of the offer. The tender offer is conditioned, among other things, on obtaining financing, a minimum of 50.1% of the outstanding ATC shares being tendered and the expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, related to the acquisition. The offer is supported by a "highly confident" letter supporting the placement by BT Alex. Brown incorporated of up to $100 million of senior subordinated notes and a commitment letter from Bankers Trust Company with respect to a loan of up to $50 million of senior secured debt.

ATC is a specialized national provider of technical and project management services to a large, diverse customer base of Fortune 500 corporations, other businesses and federal, state, and government agencies. The company's technical and project management services consist primarily of environmental and consulting engineering services and information technology services.
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Weiss, Peck & Greer, L.L.C. is a private investment firm, founded in 1970, which manages in excess of $14 billion in public equities and fixed-income securities for institutional and individual clients worldwide. In addition to its money management activities, the firm has a twenty-seven year history as an investor of equity capital in over 200 venture capital and private equity transactions. Investments of the private equity group are made through a $230 million fund of committed capital, WPG Corporate Development Associates V, L.P.



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